UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Landsea Homes Corporation

(Name of Subject Company)

Landsea Homes Corporation

(Name of Person Filing Statement)

Common Stock, par value $0.0001 per share

Warrants exercisable for Common Stock

(Title of Class of Securities)

51509P103

(CUSIP Number of Class of Securities)

John Ho

Chief Executive Officer

Landsea Homes Corporation

1717 McKinney Avenue, Suite 1000

Dallas, Texas

(949) 345-8080

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Person Filing Statement)

With copies to:

Charles K. Ruck

Michael A. Treska

Darren J. Guttenberg

Latham & Watkins LLP

650 Town Center Dr, 20th Floor

Costa Mesa, CA 06520

(714) 755-8245

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing relates solely to preliminary communications made before the commencement of a planned cash tender offer (the “Offer”) by Lido Merger Sub, Inc., a Delaware corporation (“Merger Sub”) and a wholly owned, direct subsidiary of Lido Holdco, Inc., a Delaware corporation (“Parent”), to acquire all of the issued and outstanding shares of the common stock, par value $0.0001 per share, of Landsea Homes Corporation, a Delaware corporation (the “Company”), to be commenced pursuant to the Agreement and Plan of Merger, dated as of May 12, 2025, by and among Parent, Merger Sub and the Company (the “Merger Agreement”). Upon the consummation of the Offer, pursuant and subject to the terms of the Merger Agreement, Merger Sub will merge with and into the Company (the “Merger”) pursuant to Section 251(h) of the Delaware General Corporation Law with the Company as the surviving corporation.

(i) On May 12, 2025, the Company issued the following joint press release with affiliates of Parent and Merger Sub:

New Home Co. to Acquire Landsea Homes Corporation,
Creating a Top 25 National Homebuilder

Landsea Homes Shareholders to Receive $11.30 Per Share in Cash, Representing a Premium of Approximately 61% to the Closing Share Price on May 12, 2025

Complementary, Diversified Footprint Positions Combined Company
to Accelerate Continued Growth Across the Country

IRVINE, Calif. and DALLAS, May 12, 2025 – New Home Co. (“New Home”) and Landsea Homes Corporation (Nasdaq: LSEA) (“Landsea Homes”) today announced that they have entered into a definitive agreement under which New Home will acquire Landsea Homes for $11.30 per share in an all-cash transaction that represents an enterprise value for Landsea Homes of approximately $1.2 billion. Upon completion of the transaction, the combined company will be a privately held, top-25 national homebuilder across 10 high-growth markets.

The transaction brings together two leading homebuilders, each of which has strong management teams and a reputation for quality construction, differentiated platforms and an exceptional customer experience. Together, New Home and Landsea Homes will offer homebuyers a diverse range of options, including single-family detached and attached residences across some of the nation’s fastest-growing markets in Arizona, California, Colorado, Florida, Oregon, Texas and Washington. The transaction will create an asset-light, returns-focused homebuilder generating nearly 4,000 annual closings. The combined company’s talent, scale and market diversity will create a strong foundation for the next chapter of growth. New Home is a portfolio company of funds (the “Apollo Funds”) managed by affiliates of Apollo Global Management, Inc. (NYSE: APO) (together with its consolidated subsidiaries “Apollo”).

“Our acquisition of Landsea Homes is an important next step in New Home’s long-term growth strategy,” said Matthew Zaist, President and Chief Executive Officer of New Home. “By bringing together two highly complementary businesses and teams with shared customer-first values, we will further scale our platform nationally and help even more buyers realize the dream of homeownership. I look forward to continuing to partner with the talented employees from both organizations and Apollo in this next chapter.”

“At Landsea Homes, our mission has always been to create sustainable, high-performance homes that offer a better way to live,” said John Ho, Chief Executive Officer of Landsea Homes. “We believe this transaction with New Home will deliver immediate cash value to our stockholders at a significant premium and provide us with a strong, well-capitalized partner to accelerate our next phase of growth. We are proud of our team and the progress we’ve made in transforming Landsea Homes over the last few years, and we are excited about our future with New Home.”

“This transaction underscores our high conviction in the housing market opportunity and the teams at New Home and Landsea Homes,” said Peter Sinensky, Partner at Apollo and a member of New Home’s Board of Directors. “Both companies are on attractive growth trajectories individually, which will be further accelerated and augmented by this combination. We believe the companies’ shared vision as well as cultural and operational alignment is a winning formula for success, and we are pleased to continue supporting the business with Apollo’s considerable resources behind it.”

Transaction Details

Under the terms of the agreement, New Home will commence a tender offer to acquire all outstanding shares of Landsea Homes for $11.30 per share in cash. The purchase price represents a premium of approximately 61% to Landsea Homes’ closing share price on May 12, 2025, the last trading day prior to the announcement. Upon the completion of the transaction, Landsea Homes will become a privately held company, and its common stock will no longer be listed on Nasdaq. The combined company will be led by Matthew Zaist, President and Chief Executive Officer of New Home.

This transaction is supported by the Apollo Funds, the majority shareholder of New Home since 2021, who are committing $650 million of new cash equity to facilitate this credit enhancing transaction and position the business for future growth.

The transaction has been unanimously approved by the Landsea Homes Board of Directors and is expected to close early in the third quarter of 2025, subject to customary closing conditions, including the tender of Landsea Homes shares representing a majority of its outstanding common stock to New Home. Following the successful completion of the tender offer, New Home will acquire all remaining shares not tendered in the tender offer through a second-step merger at the same price.

Additional Funding Sources

Millrose Properties is providing committed land banking capital to support the acquisition.

Advisors

J.P. Morgan Securities LLC, RBC Capital Markets, Vestra Advisors, and Wells Fargo served as financial advisors to New Home. Paul, Weiss, Rifkind, Wharton & Garrison LLP is acting as legal counsel to New Home.

Moelis & Company LLC is acting as exclusive financial advisor to Landsea Homes. Latham & Watkins LLP is acting as legal counsel to Landsea Homes.

About New Home Co.

New Home Co. is a diversified asset-light homebuilder focused on the design, construction, and sale of attainable, consumer-driven, attached and detached single-family homes targeting entry level and first time move up buyers within high growth markets in the West, Central and Pacific Northwest regions. For more information, visit www.newhomeco.com.

About Landsea Homes
Landsea Homes (Nasdaq: LSEA) is a publicly traded residential homebuilder based in Dallas, Texas that designs and builds best-in-class homes and sustainable master-planned communities in some of the nation’s most desirable markets. Landsea Homes has developed homes and communities in New York, Boston, New Jersey, Arizona, Colorado, Florida, Texas and throughout California in Silicon Valley, Los Angeles, and Orange County. Landsea Homes was honored as the Green Home Builder 2023 Builder of the Year, after being named the 2022 winner of the prestigious Builder of the Year award, presented by BUILDER magazine, in recognition of a historical year of transformation.

About Apollo

Apollo is a high-growth, global alternative asset manager. In our asset management business, we seek to provide our clients excess return at every point along the risk-reward spectrum from investment grade credit to private equity. For more than three decades, our investing expertise across our fully integrated platform has served the financial return needs of our clients and provided businesses with innovative capital solutions for growth. Through Athene, our retirement services business, we specialize in helping clients achieve financial security by providing a suite of retirement savings products and acting as a solutions provider to institutions. Our patient, creative, and knowledgeable approach to investing aligns our clients, businesses we invest in, our employees, and the communities we impact, to expand opportunity and achieve positive outcomes. As of March 31, 2025, Apollo had approximately $785 billion of assets under management. To learn more, please visit www.apollo.com.

Forward-Looking Statements

This communication includes forward-looking statements which reflect management’s current views and estimates regarding the ability of the parties to complete the proposed transaction and the expected timing of completion of the proposed transaction, among other matters. The words “anticipate”, “assume”, “believe”, “continue”, “could”, “estimate”, “expect”, “forecast”, “future”, “guidance”, “imply”, “intend”, “may”, “outlook”, “plan”, “potential”, “predict”, “project”, and similar terms and phrases are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. No assurance can be provided to investors that future developments affecting New Home or Landsea Homes will be those that have been anticipated. Actual results may differ materially from these expectations due to uncertainties related to the timing and expected financing of the tender offer and the merger; uncertainty surrounding how many of Landsea Homes’ stockholders will tender their shares in the tender offer; the possibility that any or all of the various conditions to the consummation of the tender offer may not be satisfied or waived in a timely manner, if at all; the possibility of business disruptions due to transaction-related uncertainty; the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; risks related to diverting management’s attention from Landsea Homes’ ongoing business operations; potential litigation and/or regulatory action relating to the proposed transaction; the risk that the anticipated benefits of the proposed transaction may not be fully realized or may take longer to realize than expected; and other risks and uncertainties including those identified under the heading “Risk Factors” in Landsea Homes’ most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q, each of which are filed with the SEC and available at www.sec.gov, and other filings that Landsea Homes may make with the SEC in the future. If one or more of these risks or uncertainties materialize, or if any of the assumptions prove incorrect, the actual results of New Home or Landsea Homes may vary in material respects from those projected in these forward-looking statements. Any forward-looking statement made in this communication speaks only as of the date hereof. Factors or events that could cause New Home or Landsea Homes’ actual results to differ may emerge from time to time, and it is not possible to predict all of them. Each of New Home and Landsea Homes does not undertake and specifically disclaims any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws.

Important Additional Information and Where to Find It

The tender offer for the outstanding shares of common stock of Landsea Homes has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Landsea Homes’ common stock. The solicitation and offer to buy shares of Landsea Homes’ common stock will only be made pursuant to the tender offer materials that Merger Sub intends to file with the SEC. At the time the tender offer is commenced, Merger Sub will file a tender offer statement on Schedule TO with the SEC, and Landsea Homes will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. LANDSEA HOMES’ STOCKHOLDERS ARE ADVISED TO READ THE SCHEDULE TO (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SCHEDULE 14D-9, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE TENDER OFFER BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES THERETO. Both the tender offer statement and the solicitation/recommendation statement will be mailed to Landsea Homes’ stockholders free of charge. Investors and stockholders may obtain free copies of the Schedule TO and Schedule 14D-9, as each may be amended or supplemented from time to time, and other documents filed by the parties (when available) at the SEC’s web site at www.sec.gov, by contacting Landsea Homes’ Investor Relations either by telephone at (949) 345-8080, e-mail at info@landseahomes.com or on Landsea Homes’ website at www.landseahomes.com.

Contacts:

New Home

Investors:
Robert Irwin

(949) 382-7838

Investorrelations@newhomeco.com

Media:

Tim Ragones / Kate Thompson

Joele Frank, Wilkinson Brimmer Katcher

(212) 355-4449

Landsea Homes

Investors:

Drew Mackintosh, CFA

Mackintosh Investor Relations, LLC

(310) 924-9036

drew@mackintoshir.com

Media:

Annie Noebel

Cornerstone Communications

(949) 449-2527

Anoebel@cornerstonecomms.com

Apollo

Investors:

Noah Gunn
Global Head of Investor Relations
(212) 822-0540
IR@apollo.com

Media:

Joanna Rose
Global Head of Corporate Communications
(212) 822-0491
Communications@apollo.com

(ii) On May 12, 2025, Mr. John Ho, the Company’s Chief Executive Officer, provided the following electronic communication to the Company’s employees:

Subject: Exciting Landsea Homes News

Team,

I am writing to share some important news about the next step in our company’s evolution. Moments ago, we announced that we have entered into a definitive agreement to be acquired by New Home Co. for $11.30 per share in an all-cash transaction. New Home Co. is majority owned by affiliates of Apollo, a high-growth, global alternative asset manager, and is an asset-light homebuilder focused on the design, construction, and sale of innovative homes in key growth markets in the West, Central and Pacific Northwest regions. A copy of the press release we issued is attached.

We are excited to combine with New Home. Together, we believe that we will be able to do what we do best — build and design homes with innovation and quality that is felt for decades. Through this transaction, we expect to gain access to additional resources and expertise to help us accelerate our growth and deliver innovative homes at an even greater scale, all while continuing to prioritize customer satisfaction, technology and sustainability. In addition, we will become a privately held company upon completing the transaction, which will allow greater strategic and financial flexibility to advance our long-term strategy.

In terms of next steps, subject to customary closing conditions, we expect closing to occur early in the third quarter of 2025. After closing, the combined company will be led by Matthew Zaist, President and Chief Executive Officer of New Home. We have come to know each other well through this process, and I look forward to working with all of you and the New Home team to plan for closing and the integration of our two companies. Until then, we will continue to operate as a separate, independent company and it is business as usual. We will keep you informed as we have further updates.

In the meantime, we know you may have questions, a separate communication will be distributed shortly for a company-wide Town Hall. Following the Town Hall, a FAQ will be sent company-wide.

This announcement is a testament to the strength of our team, and because of you, Landsea Homes has become a recognized leader in sustainable, high-performance homebuilding. I’m proud of everything we’ve accomplished, and I am confident Landsea Homes’ future is brighter than ever.

Thank you all for your exceptional work and dedication.

Sincerely,

John Ho

Chief Executive Officer

Consistent with company policy, if you receive inquiries from the media, investors, analysts or other external parties, please direct them to Michelle Byrge, VP of Corporate Sales & Marketing as per current Landsea Homes Media Relations and Crisis Management Manual.

FORWARD-LOOKING STATEMENTS

This document includes forward-looking statements which reflect management’s current views and estimates regarding the ability of the parties to complete the proposed transaction and the expected timing of completion of the proposed transaction, among other matters. The words “anticipate”, “assume”, “believe”, “continue”, “could”, “estimate”, “expect”, “forecast”, “future”, “guidance”, “imply”, “intend”, “may”, “outlook”, “plan”, “potential”, “predict”, “project”, and similar terms and phrases are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. The Company cannot assure investors that future developments affecting the Company will be those that it has anticipated. Actual results may differ materially from these expectations due to uncertainties related to the timing and expected financing of the tender offer and the merger; uncertainty surrounding how many of the Company’s stockholders will tender their shares in the tender offer; the possibility that any or all of the various conditions to the consummation of the tender offer may not be satisfied or waived in a timely manner, if at all; the possibility of business disruptions due to transaction-related uncertainty; the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; risks related to diverting management’s attention from the Company’s ongoing business operations; potential litigation and/or regulatory action relating to the proposed transaction; the risk that the anticipated benefits of the proposed transaction may not be fully realized or may take longer to realize than expected; and other risks and uncertainties including those identified under the heading “Risk Factors” in the Company’s most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q, each of which are filed with the SEC and available at www.sec.gov, and other filings that the Company may make with the SEC in the future. If one or more of these risks or uncertainties materialize, or if any of the Company’s assumptions prove incorrect, the Company’s actual results may vary in material respects from those projected in these forward-looking statements. Any forward-looking statement made by the Company in this document speaks only as of the date hereof. Factors or events that could cause the Company’s actual results to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company does not undertake and specifically disclaims any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

The tender offer for the outstanding shares of common stock of the Company has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of the Company’s common stock. The solicitation and offer to buy shares of the Company’s common stock will only be made pursuant to the tender offer materials that Merger Sub intends to file with the SEC. At the time the tender offer is commenced, Merger Sub will file a tender offer statement on Schedule TO with the SEC, and the Company will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. THE COMPANY’S STOCKHOLDERS ARE ADVISED TO READ THE SCHEDULE TO (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SCHEDULE 14D-9, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE TENDER OFFER BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES THERETO. Both the tender offer statement and the solicitation/recommendation statement will be mailed to the Company’s stockholders free of charge. Investors and stockholders may obtain free copies of the Schedule TO and Schedule 14D-9, as each may be amended or supplemented from time to time, and other documents filed by the parties (when available) at the SEC’s web site at www.sec.gov, by contacting the Company’s Investor Relations either by telephone at (949) 345-8080, e-mail at info@landseahomes.com or on the Company’s website at www.landseahomes.com.

(iii) On May 12, 2025, the Company provided the following questions and answers to its employees:

1.	What was announced today?

●	Landsea Homes has entered into an agreement to be acquired by New Home Co.

●	Under the terms of the transaction, New Home will acquire Landsea Homes in an all-cash transaction at a price of $11.30 per share.

●	New Home is majority-owned by affiliates of Apollo, a high-growth, global alternative asset manager.

●	Our Board of Directors and executive management team support this transaction and believe the transaction is in the best interests of our stockholders.

●	Upon completion of the transaction, we will no longer be a publicly traded company and will become a part of New Home Co.

2.	Who is New Home Co.? Who is Apollo?

●	New Home Co. is an asset-light homebuilder focused on the design, construction, and sale of innovative homes in key growth markets in the West, Central and Pacific Northwest regions.

●	Apollo is one of the world’s leading private equity firms and has a long track record of providing its portfolio companies with flexibility to invest their resources in long-term strategies that power them to new heights of success. In fact, Apollo is committing $650 million of new cash equity to fund the acquisition of Landsea Homes and support the growth of the combined company.

3.	What happens next?

●	In a couple of weeks, New Home will commence a tender offer to acquire all outstanding shares of Landsea Homes common stock at a price of $11.30 per share, and we will file a recommendation statement containing the recommendation of our Board of Directors that Landsea Homes stockholders tender their shares into the offer.

●	If a majority of the outstanding shares of Landsea Homes common stock are tendered to New Home in the tender offer, and all other conditions to closing the transaction are met, New Home will acquire all of the remaining outstanding shares of Landsea common stock at a price of $11.30 per share and Landsea Homes will merge with New Home.

4.	What does this announcement mean for me and my day-to-day responsibilities?

●	We expect the transaction to have little to no impact on everyone’s day-to-day responsibilities through closing.

●	We are relying on you to stay focused on your day-to-day responsibilities and to continue serving our customers as you always have.

●	Today’s announcement is just the beginning, and until the transaction closes, Landsea Homes will remain an independent company, and it will be business as usual for all of us.

●	As we have any additional updates, we will be sure to communicate them to you.

5.	Will there be layoffs as a result of this transaction?

●	New Home recognizes the value of our people and our business. They are investing in our business because they believe in our potential, and that is thanks to our entire team.

●	A critical part of our integration planning work will be to determine how best to seamlessly integrate our company into the broader organization with as little disruption as possible, it would be premature at this time to speculate about any layoffs or duplicate functions; however, we will continue to be transparent as important decisions are made.

6.	Will there be any changes to Landsea Homes’ leadership team?

●	Landsea Homes’ leadership will continue to guide the company actively and directly on a day-to-day basis until the transaction closes.

●	After closing, Matthew Zaist, President and Chief Executive Officer of New Home will lead the combined company.

●	Additional decisions on how we will operate post-closing will occur later on in the process, and we will provide any updates as they become available.

7.	How does this announcement impact my base compensation, bonus, benefits or other terms of my employment with Landsea Homes?

●	Until the transaction closes, we will operate under our current compensation and benefit programs.

●	To the extent there are any changes, our leadership team and New Home will provide additional information once the transaction has been completed.

8.	What are the expectations with regard to interactions between Landsea Homes and Apollo and New Home employees between now and closing?

●	Unless and until the transaction closes, we will continue to operate as an independent company.

●	Unless you are directly instructed by your Landsea Homes manager, please do not have any discussion or coordination with employees from Apollo or New Home.

9.	Will there be any changes to building sites, developments, facilities or operating locations?

●	We just announced this transaction and at this time there are no changes to our building sites, planned developments, facilities or locations.

●	Should there be any changes in the future, we will keep you informed.

10.	Does this change our relationship or contracts with customers, trade partners, realtors or other business partners?

●	We just announced this transaction, and at this time we do not expect any impact on our various relationships.

●	Following the closing of this transaction, we expect to strengthen all of our partnerships as we continue to build more homes, serve more homeowners and solidify our industry leadership position.

11.	How will Landsea Homes fit into New Home Co.? When will we know what the new organizational structure will be?

●	Those types of decisions will be made as we move closer to the integration after completion of the transaction.

●	Between now and closing, we will discuss the integration plan in more detail, including our future organizational structure.

●	As we have any additional updates, we will be sure to communicate them to you.

12.	What are the next steps to close the transaction?

●	We expect the transaction to close early in the third quarter of 2025, subject to customary closing conditions.

●	In the meantime, both companies will continue to operate separately, and it remains business as usual for all of us at Landsea Homes.

13.	What information about the transaction can I share outside of Landsea Homes?

●	In general, employees should avoid sharing information about the transaction outside of the company.

●	In addition, you may not speak about the transaction on behalf of Landsea Homes.

●	You may share the press release that was distributed to all employees.

14.	What should I do if someone from the media asks me about the transaction?

●	Please refer any requests from the media to Michelle Byrge, VP of Corporate Sales & Marketing as outlined in our current Media Relations and Crisis Management Manual.

15.	Who can I contact if I have more questions?

●	If you have additional questions, please do not hesitate to reach out to your Division President as a first point of contact. As always, we will be transparent and communicate important updates, as appropriate. We will communicate new information when it becomes available and will provide answers to questions as soon as possible.

●	For compensation or benefits related questions, please ask a member of the HR team.

For Employee Shareholders

16.	What will happen to my Landsea Home shares at the closing of the transaction?

●	All shareholders will receive materials in the coming weeks informing them how to tender their shares in the tender offer in exchange for $11.30 per share, in cash, if they choose to do so.

●	Upon closing the transaction, all shares of Landsea will automatically convert into the right to receive $11.30 per share in cash.

●	For additional advice, we encourage you to read carefully the materials related to the tender offer, and to contact a personal financial advisor.

17.	When will trading in Landsea Homes shares end?

●	We anticipate that public trading in Landsea Homes shares will be suspended immediately following the closing of the transaction.

●	Shortly thereafter, Landsea Homes’ common stock will be de-listed from the NASDAQ Global Select Market and de-registered under the Securities Exchange Act of 1934, as amended.

18.	Can I still trade in Landsea Homes Common Stock?

●	Except for certain employees directly involved in transition activities, employees will be able to buy and sell Landsea Homes stock between signing and closing, subject to applicable laws and Landsea Homes’ insider trading policies, which shall remain in full force and effect.

19.	What happens to my options, restricted stock units and performance stock units?

●	Employees who hold outstanding equity awards will receive more information regarding the specific treatment of their equity awards in the coming weeks.

●	Each holder of a Landsea stock option that is outstanding at the closing that has an exercise price of less than $11.30 per share (i.e. an “in the money” option) will be entitled to receive the value of that option in cash, based on the difference between the option’s per share exercise price and the $11.30 per share transaction price, whether or not the stock option is vested/exercisable as of the closing. Holders of Landsea restricted stock unit awards or performance share unit awards that are outstanding at the closing will receive the value of the units based on the $11.30 per share transaction price (and with any performance-based goals deemed to be achieved at the “target” level of performance).

20.	Is any action required from me at this time?

●	No action is required at this time. If you hold Landsea Homes shares, you will receive more information in the coming weeks.

FORWARD-LOOKING STATEMENTS

This document includes forward-looking statements which reflect management’s current views and estimates regarding the ability of the parties to complete the proposed transaction and the expected timing of completion of the proposed transaction, among other matters. The words “anticipate”, “assume”, “believe”, “continue”, “could”, “estimate”, “expect”, “forecast”, “future”, “guidance”, “imply”, “intend”, “may”, “outlook”, “plan”, “potential”, “predict”, “project”, and similar terms and phrases are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. The Company cannot assure investors that future developments affecting the Company will be those that it has anticipated. Actual results may differ materially from these expectations due to uncertainties related to the timing and expected financing of the tender offer and the merger; uncertainty surrounding how many of the Company’s stockholders will tender their shares in the tender offer; the possibility that any or all of the various conditions to the consummation of the tender offer may not be satisfied or waived in a timely manner, if at all; the possibility of business disruptions due to transaction-related uncertainty; the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; risks related to diverting management’s attention from the Company’s ongoing business operations; potential litigation and/or regulatory action relating to the proposed transaction; the risk that the anticipated benefits of the proposed transaction may not be fully realized or may take longer to realize than expected; and other risks and uncertainties including those identified under the heading “Risk Factors” in the Company’s most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q, each of which are filed with the SEC and available at www.sec.gov, and other filings that the Company may make with the SEC in the future. If one or more of these risks or uncertainties materialize, or if any of the Company’s assumptions prove incorrect, the Company’s actual results may vary in material respects from those projected in these forward-looking statements. Any forward-looking statement made by the Company in this document speaks only as of the date hereof. Factors or events that could cause the Company’s actual results to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company does not undertake and specifically disclaims any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

The tender offer for the outstanding shares of common stock of the Company has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of the Company’s common stock. The solicitation and offer to buy shares of the Company’s common stock will only be made pursuant to the tender offer materials that Merger Sub intends to file with the SEC. At the time the tender offer is commenced, Merger Sub will file a tender offer statement on Schedule TO with the SEC, and the Company will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. THE COMPANY’S STOCKHOLDERS ARE ADVISED TO READ THE SCHEDULE TO (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SCHEDULE 14D-9, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE TENDER OFFER BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES THERETO. Both the tender offer statement and the solicitation/recommendation statement will be mailed to the Company’s stockholders free of charge. Investors and stockholders may obtain free copies of the Schedule TO and Schedule 14D-9, as each may be amended or supplemented from time to time, and other documents filed by the parties (when available) at the SEC’s web site at www.sec.gov, by contacting the Company’s Investor Relations either by telephone at (949) 345-8080, e-mail at info@landseahomes.com or on the Company’s website at www.landseahomes.com.

(iv) On May 12, 2025, Mr. John Ho, the Company’s Chief Executive Officer, provided the following electronic communication to certain of its customers:

Subject: Update on Landsea Homes

To our valued Landsea Homes Homebuyers and Homeowners,

We just announced that Landsea Homes has entered into a definitive agreement to be acquired by New Home Co., a homebuilder focused on the design, construction and sale of innovative homes in key markets in the West, Central and Pacific Northwest regions. New Home is majority-owned by affiliates of Apollo, a high-growth, global alternative asset manager. A copy of the press release we issued is attached.

Combining with Apollo and New Home Co. will allow us to deliver even more value to you and all our future homeowners.

New Home Co. shares our values of quality, innovation and customer service. They are fully committed to supporting our vision and working closely with us to maintain the high standards of craftsmanship, service and design that you have come to expect from Landsea Homes.

All of the Landsea Homes processes and procedures remain in place as outlined in your purchase contract and warranty agreements.

In terms of next steps, we expect closing to occur early in the third quarter of 2025, subject to customary closing conditions. Until then, we will continue to operate as a separate, independent company and it is business as usual. We will keep you informed as we have further updates.

Thank you for your continued trust and confidence in the Landsea Homes team. We look forward to serving you for many years to come.

Sincerely,

Landsea Homes

FORWARD-LOOKING STATEMENTS

This document includes forward-looking statements which reflect management’s current views and estimates regarding the ability of the parties to complete the proposed transaction and the expected timing of completion of the proposed transaction, among other matters. The words “anticipate”, “assume”, “believe”, “continue”, “could”, “estimate”, “expect”, “forecast”, “future”, “guidance”, “imply”, “intend”, “may”, “outlook”, “plan”, “potential”, “predict”, “project”, and similar terms and phrases are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. The Company cannot assure investors that future developments affecting the Company will be those that it has anticipated. Actual results may differ materially from these expectations due to uncertainties related to the timing and expected financing of the tender offer and the merger; uncertainty surrounding how many of the Company’s stockholders will tender their shares in the tender offer; the possibility that any or all of the various conditions to the consummation of the tender offer may not be satisfied or waived in a timely manner, if at all; the possibility of business disruptions due to transaction-related uncertainty; the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; risks related to diverting management’s attention from the Company’s ongoing business operations; potential litigation and/or regulatory action relating to the proposed transaction; the risk that the anticipated benefits of the proposed transaction may not be fully realized or may take longer to realize than expected; and other risks and uncertainties including those identified under the heading “Risk Factors” in the Company’s most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q, each of which are filed with the SEC and available at www.sec.gov, and other filings that the Company may make with the SEC in the future. If one or more of these risks or uncertainties materialize, or if any of the Company’s assumptions prove incorrect, the Company’s actual results may vary in material respects from those projected in these forward-looking statements. Any forward-looking statement made by the Company in this document speaks only as of the date hereof. Factors or events that could cause the Company’s actual results to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company does not undertake and specifically disclaims any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

The tender offer for the outstanding shares of common stock of the Company has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of the Company’s common stock. The solicitation and offer to buy shares of the Company’s common stock will only be made pursuant to the tender offer materials that Merger Sub intends to file with the SEC. At the time the tender offer is commenced, Merger Sub will file a tender offer statement on Schedule TO with the SEC, and the Company will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. THE COMPANY’S STOCKHOLDERS ARE ADVISED TO READ THE SCHEDULE TO (INCLUDING AN OFFER

TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SCHEDULE 14D-9, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE TENDER OFFER BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES THERETO. Both the tender offer statement and the solicitation/recommendation statement will be mailed to the Company’s stockholders free of charge. Investors and stockholders may obtain free copies of the Schedule TO and Schedule 14D-9, as each may be amended or supplemented from time to time, and other documents filed by the parties (when available) at the SEC’s web site at www.sec.gov, by contacting the Company’s Investor Relations either by telephone at (949) 345-8080, e-mail at info@landseahomes.com or on the Company’s website at www.landseahomes.com.

(v) On May 12, 2025, the Company provided the following form of electronic communication to certain of its trade partners and suppliers:

Subject Line: Update on Landsea Homes

Dear Valued Partner,

We just announced that Landsea Homes has entered into a definitive agreement to be acquired by New Home Co., a homebuilder focused on the design, construction and sale of innovative homes in key markets in the West, Central and Pacific Northwest regions. New Home is majority-owned by affiliates of Apollo, a high-growth, global alternative asset manager. A copy of the press release we issued is attached.

This is a very exciting development for Landsea Homes. By combining with New Home, we expect to gain access to additional resources, expertise and financial flexibility that will help us deliver innovative homes at an even greater scale, all while continuing to prioritize customer satisfaction, technology and sustainability. Together, we expect to strengthen our relationship with partners like you on future projects.

We expect to complete the transaction early in the third quarter of 2025, subject customary closing conditions. Until then, we will continue to operate as a separate, independent company and it is business as usual. At this time, there are no changes to current ordering and payment processes or procurement contracts. We will keep you informed of any important updates as we move through this process.

On behalf of the entire Landsea Homes team, we value your partnership and look forward to continuing to work together.

Sincerely,

Landsea Homes

(vi) On May 12, 2025, the Company provided the following form of electronic communication to certain of its realtors:

Subject Line: Update on Landsea Homes

Dear Valued Partner,

We just announced that Landsea Homes has entered into a definitive agreement to be acquired by New Home Co., a homebuilder focused on the design, construction and sale of innovative homes in key markets in the West, Central and Pacific Northwest regions. New Home is majority-owned by affiliates of Apollo, a high-growth, global alternative asset manager. A copy of the press release we issued is attached.

This is a very exciting development for Landsea Homes. Together, we believe that we will be able to continue to do what we do best — design and build quality homes in each of our markets. We also expect to gain access to additional resources and expertise to help us accelerate our growth, and deliver innovative homes at an even greater scale, all while continuing to prioritize customer satisfaction, technology and sustainability.

We expect to complete the transaction early in the third quarter of 2025, subject to customary closing conditions. Until then, we will continue to operate as a separate, independent company and it is business as usual. At this time, there is no change to how we work together or our approach to design, construction, pricing or ancillary services. We will keep you informed of any important updates as we move through this process.

We look forward to continuing our relationship and helping more people across the country achieve their dreams of homeownership.

On behalf of the entire Landsea Homes team, thank you for your continued partnership.

Sincerely,

Landsea Homes

FORWARD-LOOKING STATEMENTS

This document includes forward-looking statements which reflect management’s current views and estimates regarding the ability of the parties to complete the proposed transaction and the expected timing of completion of the proposed transaction, among other matters. The words “anticipate”, “assume”, “believe”, “continue”, “could”, “estimate”, “expect”, “forecast”, “future”, “guidance”, “imply”, “intend”, “may”, “outlook”, “plan”, “potential”, “predict”, “project”, and similar terms and phrases are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. The Company cannot assure investors that future developments affecting the Company will be those that it has anticipated. Actual results may differ materially from these expectations due to uncertainties related to the timing and expected financing of the tender offer and the merger; uncertainty surrounding how many of the Company’s stockholders will tender their shares in the tender offer; the possibility that any or all of the various conditions to the consummation of the tender offer may not be satisfied or waived in a timely manner, if at all; the possibility of business disruptions due to transaction-related uncertainty; the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; risks related to diverting management’s attention from the Company’s ongoing business operations; potential litigation and/or regulatory action relating to the proposed transaction; the risk that the anticipated benefits of the proposed transaction may not be fully realized or may take longer to realize than expected; and other risks and uncertainties including those identified under the heading “Risk Factors” in the Company’s most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q, each of which are filed with the SEC and available at www.sec.gov, and other filings that the Company may make with the SEC in the future. If one or more of these risks or uncertainties materialize, or if any of the Company’s assumptions prove incorrect, the Company’s actual results may vary in material respects from those projected in these forward-looking statements. Any forward-looking statement made by the Company in this document speaks only as of the date hereof. Factors or events that could cause the Company’s actual results to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company does not undertake and specifically disclaims any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

The tender offer for the outstanding shares of common stock of the Company has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of the Company’s common stock. The solicitation and offer to buy shares of the Company’s common stock will only be made pursuant to the tender offer materials that Merger Sub intends to file with the SEC. At the time the tender offer is commenced, Merger Sub will file a tender offer statement on Schedule TO with the SEC, and the Company will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. THE COMPANY’S STOCKHOLDERS ARE ADVISED TO READ THE SCHEDULE TO (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SCHEDULE 14D-9, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE TENDER OFFER BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES THERETO. Both the tender offer statement and the solicitation/recommendation statement will be mailed to the Company’s stockholders free of charge. Investors and stockholders may obtain free copies of the Schedule TO and Schedule 14D-9, as each may be amended or supplemented from time to time, and other documents filed by the parties (when available) at the SEC’s web site at www.sec.gov, by contacting the Company’s Investor Relations either by telephone at (949) 345-8080, e-mail at info@landseahomes.com or on the Company’s website at www.landseahomes.com.

(vii) On May 12, 2025, the Company provided the following form of electronic communication to certain of its landowners:

Subject Line: Update on Landsea Homes

Dear Valued Partner,

We just announced that Landsea Homes has entered into a definitive agreement to be acquired by New Home Co. New Home is majority owned by affiliates of Apollo, a high-growth, global alternative asset manager, and is an asset-light homebuilder focused on the design, construction and sale of innovative homes in key growth markets in the West, Central and Pacific Northwest. A copy of the press release we issued is attached.

This is a very exciting development for Landsea Homes. Together, we will be able to continue to do what we do best — build and sell quality homes. Combining with New Home allows Landsea Homes to gain access to additional resources, expertise and financial flexibility that will help us deliver innovative homes on an even greater scale.

We expect to complete the transaction early in the third quarter of 2025, subject to customary closing conditions. Until then, we will continue to operate as a separate, independent company and it is business as usual. At this time, there is no change to how we work with you. We will keep you informed of any important updates as we move through this process.

On behalf of the entire Landsea Homes team, thank you for your continued partnership.

Sincerely,

[NAME] (each division president will fill in their information and send accordingly)

[SIGNATURE]

FORWARD-LOOKING STATEMENTS

This document includes forward-looking statements which reflect management’s current views and estimates regarding the ability of the parties to complete the proposed transaction and the expected timing of completion of the proposed transaction, among other matters. The words “anticipate”, “assume”, “believe”, “continue”, “could”, “estimate”, “expect”, “forecast”, “future”, “guidance”, “imply”, “intend”, “may”, “outlook”, “plan”, “potential”, “predict”, “project”, and similar terms and phrases are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. The Company cannot assure investors that future developments affecting the Company will be those that it has anticipated. Actual results may differ materially from these expectations due to uncertainties related to the timing and expected financing of the tender offer and the merger; uncertainty surrounding how many of the Company’s stockholders will tender their shares in the tender offer; the possibility that any or all of the various conditions to the consummation of the tender offer may not be satisfied or waived in a timely manner, if at all; the possibility of business disruptions due to transaction-related uncertainty; the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; risks related to diverting management’s attention from the Company’s ongoing business operations; potential litigation and/or regulatory action relating to the proposed transaction; the risk that the anticipated benefits of the proposed transaction may not be fully realized or may take longer to realize than expected; and other risks and uncertainties including those identified under the heading “Risk Factors” in the Company’s most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q, each of which are filed with the SEC and available at www.sec.gov, and other filings that the Company may make with the SEC in the future. If one or more of these risks or uncertainties materialize, or if any of the Company’s assumptions prove incorrect, the Company’s actual results may vary in material respects from those projected in these forward-looking statements. Any forward-looking statement made by the Company in this document speaks only as of the date hereof. Factors or events that could cause the Company’s actual results to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company does not undertake and specifically disclaims any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

The tender offer for the outstanding shares of common stock of the Company has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of the Company’s common stock. The solicitation and offer to buy shares of the Company’s common stock will only be made pursuant to the tender offer materials that Merger Sub intends to file with the SEC. At the time the tender offer is commenced, Merger Sub will file a tender offer statement on Schedule TO with the SEC, and the Company will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. THE COMPANY’S STOCKHOLDERS ARE ADVISED TO READ THE SCHEDULE TO (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SCHEDULE 14D-9, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE TENDER OFFER BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES THERETO. Both the tender offer statement and the solicitation/recommendation statement will be mailed to the Company’s stockholders free of charge. Investors and stockholders may obtain free copies of the Schedule TO and Schedule 14D-9, as each may be amended or supplemented from time to time, and other documents filed by the parties (when available) at the SEC’s web site at www.sec.gov, by contacting the Company’s Investor Relations either by telephone at (949) 345-8080, e-mail at info@landseahomes.com or on the Company’s website at www.landseahomes.com.

(viii) On May 12, 2025, the Company provided the following form of electronic communication to certain of its mortgage holders:

Subject Line: Update from Landsea Mortgage

Dear Valued Customer,

We just announced that Landsea Homes, Landsea Homes Mortgage’s parent company, has entered into a definitive agreement to be acquired by New Home Co. The New Home Co. is majority owned by affiliates of Apollo, a high-growth, global alternative asset manager, and is an asset-light homebuilder focused on the design, construction and sale of innovative homes in key growth markets in the West, Central and Pacific Northwest regions.

This is a very exciting development. As part of New Home, we expect to gain access to additional resources so we can continue to serve our customers from start to finish when it comes to home building and home buying.

Please rest reassured that this announcement does not affect the terms of your existing mortgage. Your loan terms, payment schedules and servicing experience will remain completely unchanged. If anything changes in the future that impacts your mortgage or servicing arrangements, we will communicate with you clearly and well in advance of any changes taking effect.

In terms of next steps, we expect closing to occur early in the third quarter of 2025, subject to customary closing conditions. Until then, we will continue to operate as a separate, independent company and it is business as usual.

Thank you for choosing Landsea Homes Mortgage as your mortgage partner. We remain committed to serving you with the same dedication and care throughout this transition and beyond.

Sincerely,

[NAME]

[SIGNATURE]

FORWARD-LOOKING STATEMENTS

This document includes forward-looking statements which reflect management’s current views and estimates regarding the ability of the parties to complete the proposed transaction and the expected timing of completion of the proposed transaction, among other matters. The words “anticipate”, “assume”, “believe”, “continue”, “could”, “estimate”, “expect”, “forecast”, “future”, “guidance”, “imply”, “intend”, “may”, “outlook”, “plan”, “potential”, “predict”, “project”, and similar terms and phrases are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. The Company cannot assure investors that future developments affecting the Company will be those that it has anticipated. Actual results may differ materially from these expectations due to uncertainties related to the timing and expected financing of the tender offer and the merger; uncertainty surrounding how many of the Company’s stockholders will tender their shares in the tender offer; the possibility that any or all of the various conditions to the consummation of the tender offer may not be satisfied or waived in a timely manner, if at all; the possibility of business disruptions due to transaction-related uncertainty; the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; risks related to diverting management’s attention from the Company’s ongoing business operations; potential litigation and/or regulatory action relating to the proposed transaction; the risk that the anticipated benefits of the proposed transaction may not be fully realized or may take longer to realize than expected; and other risks and uncertainties including those identified under the heading “Risk Factors” in the Company’s most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q, each of which are filed with the SEC and available at www.sec.gov, and other filings that the Company may make with the SEC in the future. If one or more of these risks or uncertainties materialize, or if any of the Company’s assumptions prove incorrect, the Company’s actual results may vary in material respects from those projected in these forward-looking statements. Any forward-looking statement made by the Company in this document speaks only as of the date hereof. Factors or events that could cause the Company’s actual results to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company does not undertake and specifically disclaims any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

The tender offer for the outstanding shares of common stock of the Company has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of the Company’s common stock. The solicitation and offer to buy shares of the Company’s common stock will only be made pursuant to the tender offer materials that Merger Sub intends to file with the SEC. At the time the tender offer is commenced, Merger Sub will file a tender offer statement on Schedule TO with the SEC, and the Company will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. THE COMPANY’S STOCKHOLDERS ARE ADVISED TO READ THE SCHEDULE TO (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SCHEDULE 14D-9, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE TENDER OFFER BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES THERETO. Both the tender offer statement and the solicitation/recommendation statement will be mailed to the Company’s stockholders free of charge. Investors and stockholders may obtain free copies of the Schedule TO and Schedule 14D-9, as each may be amended or supplemented from time to time, and other documents filed by the parties (when available) at the SEC’s web site at www.sec.gov, by contacting the Company’s Investor Relations either by telephone at (949) 345-8080, e-mail at info@landseahomes.com or on the Company’s website at www.landseahomes.com.

(ix) On May 12, 2025, the Company provided the following form of electronic communication to certain of its insurance policyholders:

Subject Line: Update from Landsea Title / Landsea Insurance Agency

Dear Valued Policyholder,

We just announced that we have entered into a definitive agreement to be acquired by New Home Co., a homebuilder focused on the design, construction and sale of innovative homes in key markets in the West, Central and Pacific Northwest regions. New Home is majority-owned by affiliates of Apollo, a high-growth, global alternative asset manager. A copy of the press release we issued is attached.

This is a very exciting development. Through this transaction, we expect to gain access to additional resources so we can continue to serve our customers from start to finish when it comes to home building and home buying.

Most importantly, we do not expect any changes to your existing insurance policy, coverage, premiums or the services we provide up to or following the closing of the transaction. We expect the transaction to close early in the third quarter of 2025, subject to customary closing conditions. Until then, we will continue to operate as a separate, independent company and it is business as usual for the Landsea Homes team. We will keep you informed of any important updates as we move through this process.

On behalf of the entire Landsea Homes team, we look forward to continuing to serve you.

Sincerely,

[NAME]

[SIGNATURE]

FORWARD-LOOKING STATEMENTS

This document includes forward-looking statements which reflect management’s current views and estimates regarding the ability of the parties to complete the proposed transaction and the expected timing of completion of the proposed transaction, among other matters. The words “anticipate”, “assume”, “believe”, “continue”, “could”, “estimate”, “expect”, “forecast”, “future”, “guidance”, “imply”, “intend”, “may”, “outlook”, “plan”, “potential”, “predict”, “project”, and similar terms and phrases are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. The Company cannot assure investors that future developments affecting the Company will be those that it has anticipated. Actual results may differ materially from these expectations due to uncertainties related to the timing and expected financing of the tender offer and the merger; uncertainty surrounding how many of the Company’s stockholders will tender their shares in the tender offer; the possibility that any or all of the various conditions to the consummation of the tender offer may not be satisfied or waived in a timely manner, if at all; the possibility of business disruptions due to transaction-related uncertainty; the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; risks related to diverting management’s attention from the Company’s ongoing business operations; potential litigation and/or regulatory action relating to the proposed transaction; the risk that the anticipated benefits of the proposed transaction may not be fully realized or may take longer to realize than expected; and other risks and uncertainties including those identified under the heading “Risk Factors” in the Company’s most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q, each of which are filed with the SEC and available at www.sec.gov, and other filings that the Company may make with the SEC in the future. If one or more of these risks or uncertainties materialize, or if any of the Company’s assumptions prove incorrect, the Company’s actual results may vary in material respects from those projected in these forward-looking statements. Any forward-looking statement made by the Company in this document speaks only as of the date hereof. Factors or events that could cause the Company’s actual results to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company does not undertake and specifically disclaims any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

The tender offer for the outstanding shares of common stock of the Company has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of the Company’s common stock. The solicitation and offer to buy shares of the Company’s common stock will only be made pursuant to the tender offer materials that Merger Sub intends to file with the SEC. At the time the tender offer is commenced, Merger Sub will file a tender offer statement on Schedule TO with the SEC, and the Company will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. THE COMPANY’S STOCKHOLDERS ARE ADVISED TO READ THE SCHEDULE TO (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SCHEDULE 14D-9, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE TENDER OFFER BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES THERETO. Both the tender offer statement and the solicitation/recommendation statement will be mailed to the Company’s stockholders free of charge. Investors and stockholders may obtain free copies of the Schedule TO and Schedule 14D-9, as each may be amended or supplemented from time to time, and other documents filed by the parties (when available) at the SEC’s web site at www.sec.gov, by contacting the Company’s Investor Relations either by telephone at (949) 345-8080, e-mail at info@landseahomes.com or on the Company’s website at www.landseahomes.com.

(x) On May 12, 2025, Mr. John Ho, the Company’s Chief Executive Officer, provided the following electronic communication to certain of its subcontractors:

Subject: Update on Landsea Homes

Dear Valued Landsea Homes Partner,

Moments ago, we announced that we have entered into a definitive agreement to be acquired by New Home Co., a homebuilder focused on the design, construction and sale of innovative homes in key markets in the West, Central and Pacific Northwest regions. New Home is majority-owned by affiliates of Apollo, a high-growth, global alternative asset manager. A copy of the press release we issued is attached.

Over the past several years, and with your critical support and partnership, Landsea Homes has grown into a recognized leader in our markets, expanding our communities, strengthening our brand and delivering exceptional homes nationwide. We believe partnering with New Home will provide us with flexible capital and complementary expertise to build on our recent successes and deliver even more value to our customers.

New Home shares our values of quality, innovation and customer service. They are fully committed to supporting our vision and working closely with us to maintain the high standards of excellence and partnership that you have come to expect from Landsea Homes.

Importantly, there will be no disruption to our day-to-day operations and we remain fully focused on executing our current projects. We expect the transaction to close early in the third quarter of 2025, subject to customary closing conditions. Until then, we will continue to operate as a separate, independent company and it is business as usual.

Thank you for being an integral part of Landsea Homes’ success. We are grateful for your continued support and would not be in this position without you. We are excited about the opportunities ahead and look forward to continuing to work with you.

If you have any questions, please reach out to your usual Landsea Homes contact.

Sincerely,
John Ho
Chief Executive Officer
Landsea Homes

FORWARD-LOOKING STATEMENTS

This document includes forward-looking statements which reflect management’s current views and estimates regarding the ability of the parties to complete the proposed transaction and the expected timing of completion of the proposed transaction, among other matters. The words “anticipate”, “assume”, “believe”, “continue”, “could”, “estimate”, “expect”, “forecast”, “future”, “guidance”, “imply”, “intend”, “may”, “outlook”, “plan”, “potential”, “predict”, “project”, and similar terms and phrases are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. The Company cannot assure investors that future developments affecting the Company will be those that it has anticipated. Actual results may differ materially from these expectations due to uncertainties related to the timing and expected financing of the tender offer and the merger; uncertainty surrounding how many of the Company’s stockholders will tender their shares in the tender offer; the possibility that any or all of the various conditions to the consummation of the tender offer may not be satisfied or waived in a timely manner, if at all; the possibility of business disruptions due to transaction-related uncertainty; the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; risks related to diverting management’s attention from the Company’s ongoing business operations; potential litigation and/or regulatory action relating to the proposed transaction; the risk that the anticipated benefits of the proposed transaction may not be fully realized or may take longer to realize than expected; and other risks and uncertainties including those identified under the heading “Risk Factors” in the Company’s most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q, each of which are filed with the SEC and available at www.sec.gov, and other filings that the Company may make with the SEC in the future. If one or more of these risks or uncertainties materialize, or if any of the Company’s assumptions prove incorrect, the Company’s actual results may vary in material respects from those projected in these forward-looking statements. Any forward-looking statement made by the Company in this document speaks only as of the date hereof. Factors or events that could cause the Company’s actual results to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company does not undertake and specifically disclaims any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

The tender offer for the outstanding shares of common stock of the Company has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of the Company’s common stock. The solicitation and offer to buy shares of the Company’s common stock will only be made pursuant to the tender offer materials that Merger Sub intends to file with the SEC. At the time the tender offer is commenced, Merger Sub will file a tender offer statement on Schedule TO with the SEC, and the Company will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. THE COMPANY’S STOCKHOLDERS ARE ADVISED TO READ THE SCHEDULE TO (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SCHEDULE 14D-9, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE TENDER OFFER BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES THERETO. Both the tender offer statement and the solicitation/recommendation statement will be mailed to the Company’s stockholders free of charge. Investors and stockholders may obtain free copies of the Schedule TO and Schedule 14D-9, as each may be amended or supplemented from time to time, and other documents filed by the parties (when available) at the SEC’s web site at www.sec.gov, by contacting the Company’s Investor Relations either by telephone at (949) 345-8080, e-mail at info@landseahomes.com or on the Company’s website at www.landseahomes.com.

(xi) On May 12, 2025, the Company posted the following form of electronic communication on the social media platform LinkedIn:

From: https://www.linkedin.com/company/landsea-holdings-corporation/posts/?feedView=all

Today, we entered into a definitive agreement to be acquired by New Home Co. in an all-cash transaction. New Home Co. is majority owned by affiliates of Apollo, a high growth, global alternative asset manager, and is an asset-light homebuilder focused on the design, construction and sale of innovative homes in key growth markets in the West, Central and Pacific Northwest regions.

We thank all of our team members for their hard work and dedication that made this transaction possible and we look forward to a very exciting future ahead. More details here: [INSERT LINK TO PR].

FORWARD-LOOKING STATEMENTS

This document includes forward-looking statements which reflect management’s current views and estimates regarding the ability of the parties to complete the proposed transaction and the expected timing of completion of the proposed transaction, among other matters. The words “anticipate”, “assume”, “believe”, “continue”, “could”, “estimate”, “expect”, “forecast”, “future”, “guidance”, “imply”, “intend”, “may”, “outlook”, “plan”, “potential”, “predict”, “project”, and similar terms and phrases are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. The Company cannot assure investors that future developments affecting the Company will be those that it has anticipated. Actual results may differ materially from these expectations due to uncertainties related to the timing and expected financing of the tender offer and the merger; uncertainty surrounding how many of the Company’s stockholders will tender their shares in the tender offer; the possibility that any or all of the various conditions to the consummation of the tender offer may not be satisfied or waived in a timely manner, if at all; the possibility of business disruptions due to transaction-related uncertainty; the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; risks related to diverting management’s attention from the Company’s ongoing business operations; potential litigation and/or regulatory action relating to the proposed transaction; the risk that the anticipated benefits of the proposed transaction may not be fully realized or may take longer to realize than expected; and other risks and uncertainties including those identified under the heading “Risk Factors” in the Company’s most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q, each of which are filed with the SEC and available at www.sec.gov, and other filings that the Company may make with the SEC in the future. If one or more of these risks or uncertainties materialize, or if any of the Company’s assumptions prove incorrect, the Company’s actual results may vary in material respects from those projected in these forward-looking statements. Any forward-looking statement made by the Company in this document speaks only as of the date hereof. Factors or events that could cause the Company’s actual results to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company does not undertake and specifically disclaims any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

The tender offer for the outstanding shares of common stock of the Company has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of the Company’s common stock. The solicitation and offer to buy shares of the Company’s common stock will only be made pursuant to the tender offer materials that Merger Sub intends to file with the SEC. At the time the tender offer is commenced, Merger Sub will file a tender offer statement on Schedule TO with the SEC, and the Company will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. THE COMPANY’S STOCKHOLDERS ARE ADVISED TO READ THE SCHEDULE TO (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SCHEDULE 14D-9, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE TENDER OFFER BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES THERETO. Both the tender offer statement and the solicitation/recommendation statement will be mailed to the Company’s stockholders free of charge. Investors and stockholders may obtain free copies of the Schedule TO and Schedule 14D-9, as each may be amended or supplemented from time to time, and other documents filed by the parties (when available) at the SEC’s web site at www.sec.gov, by contacting the Company’s Investor Relations either by telephone at (949) 345-8080, e-mail at info@landseahomes.com or on the Company’s website at www.landseahomes.com.

***

FORWARD-LOOKING STATEMENTS

This document includes forward-looking statements which reflect management’s current views and estimates regarding the ability of the parties to complete the proposed transaction and the expected timing of completion of the proposed transaction, among other matters. The words “anticipate”, “assume”, “believe”, “continue”, “could”, “estimate”, “expect”, “forecast”, “future”, “guidance”, “imply”, “intend”, “may”, “outlook”, “plan”, “potential”, “predict”, “project”, and similar terms and phrases are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. The Company cannot assure investors that future developments affecting the Company will be those that it has anticipated. Actual results may differ materially from these expectations due to uncertainties related to the timing and expected financing of the tender offer and the merger; uncertainty surrounding how many of the Company’s stockholders will tender their shares in the tender offer; the possibility that any or all of the various conditions to the consummation of the tender offer may not be satisfied or waived in a timely manner, if at all; the possibility of business disruptions due to transaction-related uncertainty; the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; risks related to diverting management’s attention from the Company’s ongoing business operations; potential litigation and/or regulatory action relating to the proposed transaction; the risk that the anticipated benefits of the proposed transaction may not be fully realized or may take longer to realize than expected; and other risks and uncertainties including those identified under the heading “Risk Factors” in the Company’s most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q, each of which are filed with the SEC and available at www.sec.gov, and other filings that the Company may make with the SEC in the future. If one or more of these risks or uncertainties materialize, or if any of the Company’s assumptions prove incorrect, the Company’s actual results may vary in material respects from those projected in these forward-looking statements. Any forward-looking statement made by the Company in this document speaks only as of the date hereof. Factors or events that could cause the Company’s actual results to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company does not undertake and specifically disclaims any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

The tender offer for the outstanding shares of common stock of the Company has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of the Company’s common stock. The solicitation and offer to buy shares of the Company’s common stock will only be made pursuant to the tender offer materials that Merger Sub intends to file with the SEC. At the time the tender offer is commenced, Merger Sub will file a tender offer statement on Schedule TO with the SEC, and the Company will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. THE COMPANY’S STOCKHOLDERS ARE ADVISED TO READ THE SCHEDULE TO (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SCHEDULE 14D-9, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE TENDER OFFER BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES THERETO. Both the tender offer statement and the solicitation/recommendation statement will be mailed to the Company’s stockholders free of charge. Investors and stockholders may obtain free copies of the Schedule TO and Schedule 14D-9, as each may be amended or supplemented from time to time, and other documents filed by the parties (when available) at the SEC’s web site at www.sec.gov, by contacting the Company’s Investor Relations either by telephone at (949) 345-8080, e-mail at info@landseahomes.com or on the Company’s website at www.landseahomes.com.